Kirkland Lake Gold Ltd.

("Kirkland")

FORM OF PROXY ("PROXY")

Special Meeting
January 28, 2020 at 11:00 a.m. (Toronto time)
TSX Exchange Tower, 130 King Street West,
Toronto, Ontario M5X 1C9
(the "Meeting")

RECORD DATE: December 16, 2019
CONTROL NUMBER:
SEQUENCE #:
FILING DEADLINE FOR PROXY: January 24, 2020 at 11:00 a.m. (Toronto time)

VOTING METHOD	
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	416-595-9593
MAIL or HAND DELIVERY	TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1

The undersigned hereby appoints **Anthony Makuch, President and Chief Executive Officer** of Kirkland, whom failing **Jennifer Wagner, Vice President Legal and Corporate Secretary** of Kirkland (the "Management Nominees"), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and, in the event of any adjournment(s) or postponement(s) thereof, any reconvened meeting to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such reconvened meeting in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Kirkland Shareholder Resolution	FOR	AGAINST
To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the issuance by Kirkland of Kirkland common shares as consideration in connection with the arrangement under Section 192 of the Canada Business Corporations Act involving, among others, Kirkland and Detour Gold Corporation, the full text of which is set out in Appendix A of the accompanying Management Information Circular.	☐	☐

This proxy revokes and supersedes all earlier dated proxies and **MUST BE SIGNED**

PLEASE PRINT NAME

Signature of registered owner(s) *Date (MM/DD/YYYY)*

TMX | TSX Trust

Proxy Voting – Guidelines and Conditions

1. **THIS PROXY IS SOLICITED BY MANAGEMENT OF KIRKLAND.**
2. **THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.**
3. **If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for the Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.**
4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or, in the event of any adjournment or postponement thereof, any reconvened meeting.
5. **Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or in the event of any adjournment or postponement thereof, any reconvened meeting.** Such right may be exercised by inserting in the space labeled "*Please print appointee name*", the name of the person to be appointed, who need not be a security holder of Kirkland.
6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of Kirkland.
7. To be valid, this proxy must be filed using one of the ***Voting Methods*** and *must be received by TSX Trust Company* before the ***Filing Deadline for Proxies***, noted on the reverse or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the reconvened meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in his or her discretion, and the Chair is under no obligation to accept or reject any particular late proxy. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion.
8. If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory's power to sign the proxy.
9. Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol.

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